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August 19, 2019

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Merrimack Pharmaceuticals, Inc. (the “Company”)
PRRN14A preliminary proxy statement filing made on Schedule 14A
Filed on August 13, 2019 by JFL Partners Fund LP, et al. (the “Proxy Statement”)
File No. 001-35409

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 15, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with JFL Partners Fund LP and the other participants in its solicitation (collectively, “JFL Capital”) and provide the following responses on JFL Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Schedule 14A

Letter to Stockholders

1.	Please refer to the following statement: “You can only vote for the Company’s directors by signing and returning a proxy card provided by the Company.” Please qualify this statement by indicating that stockholders may also vote for the Company’s nominees via Internet, telephone or in person at the Annual Meeting.

JFL Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. JFL Capital’s disclosure now provides that “[y]ou can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company, voting in person at the Annual Meeting or otherwise providing valid voting instructions to the Company (including by telephone or Internet).” Please see the cover letter to the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 19, 2019

2.	The letter to shareholders references the “incumbent management slate.” Given that the not all of the director candidates who populate the slate are incumbents, please revise to remove the implication that execution of the registrant’s proxy card will only result in the reelection of directors who are presently serving Merrimack.

JFL Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. JFL Capital’s disclosure now refers to the “Company’s slate of directors.” Please see the cover letter to the Proxy Statement.

Background to the Solicitation, page 5

3.	Please refer to the following statement: “On February 13, 2019, Dr. Lawler and Dr. Peters met in Boston, Massachusetts for dinner. The parties discussed the Company generally.” If Dr. Lawler indicated at the February 13, 2019 meeting that JFL Capital was considering nominating Dr. Lawler to the Board, such a discussion would be specific and not “general” as represented. Please revise or advise.

JFL Capital acknowledges the Staff’s comment and respectfully advises the Staff that Dr. Lawler has consulted his notes from the February 13, 2019 meeting with Dr. Peters and has no recollection of discussing a possible nomination of Dr. Lawler to the Board. As disclosed in the Proxy Statement, Dr. Lawler believes that the first time that Dr. Lawler mentioned that JFL Capital was considering nominating a slate of director candidates was on February 28, 2019.

4.	Please refer to the following statement: “On April 5, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi. During the call, the parties discussed the discontinuation of the Company’s drug candidate MM-310.” If Dr. Lawler also inquired about potential strategic transactions, including the possibility of a reverse merger with a privately held company, please revise. In addition, if an April 10, 2019 discussion occurred with the registrant in which Mr. English inquired as to whether Merrimack’s management was considering a reverse merger as one strategic alternative, please revise to include that information to remove the implication that the discussions were solely related to operations.

JFL Capital acknowledges the Staff’s comment and respectfully advises the Staff that Dr. Lawler has consulted his notes from the April 5, 2019 call with Dr. Peters and Ms. Franchi and confirms that the parties also discussed what the Company’s plans were for the future at such time and believes that potential strategic transactions, including the possibility of a reverse merger with a privately held company, were also discussed. The Proxy Statement has been revised to also include “The parties also discussed what the Company’s plans were for the future, and Dr. Lawler inquired about potential strategic transactions, including the possibility of a reverse merger with a privately held company.” Please see page 6 of the Proxy Statement.

With respect to Mr. English’s April 10, 2019 call with Dr. Peters and Ms. Franchi, Mr. English has consulted his notes from such meeting and confirms that he did not inquire regarding the possibility of a potential reverse merger. According to Mr. English, the possibility of a reverse merger was not even on his radar at such time. Mr. English firmly believes that the following statement is correct and embodies the entirety of the April 10, 2019 conversation: “The parties discussed the Company’s drug candidate MM-310, plans for Merrimack’s cash, clinical trials and business generally.”

August 19, 2019

Total Shareholder Return, page 10

5.	The participants assert that “…(…the Company’s total shareholder returns have been negative over nearly every period outside of the last year)…” Please provide us with the factual foundation for this statement and specifically address the calculation of total returns from March 2012 through “its peak” in April 2015. Alternatively, please delete or modify the statement. Refer to Note b. of Rule 14a-9.

JFL Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The disclosure has been revised to provide “[d]espite somewhat ‘recovering’ over the past year (the term being used loosely given the severity of the Company’s stock price underperformance over the past several years), Merrimack’s stock price is still down a staggering 86% since its IPO and over 93% from its peak in April 2015.1” Please see page 10 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	Joseph F. Lawler, M.D., Ph.D., JFL Capital Management LLC

1 Source: S&P Data; calculated as of August 5, 2019.